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                             October 14, 2021

       Pun Leung Liu
       Chief Financial Officer
       YXT.COM Group Holding Limited
       Floor 20, Building 2, No. 209, Zhuyuan Road
       High-tech District, Suzhou,
       Jiangsu, 215011, People   s Republic of China

                                                        Re: YXT.COM Group
Holding Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
28, 2021
                                                            CIK No. 0001872090

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 2. Please expand your disclosure on the cover page and in the
prospectus summary to expressly discuss the recent statements by the PRC government, including
those related to the use of VIEs, data security and anti-monopoly concerns. In addition,
please ensure that the prospectus summary addresses all of the risks highlighted on the
cover page. Specifically, the company should disclose the risk that the
                                                        PRC government may
intervene with or influence its operations at any time and that the
                                                        PRC government has
recently published new policies that significantly affected certain
 Pun Leung Liu
YXT.COM Group Holding Limited
October 14, 2021
Page 2
         industries such as the education and internet industries, and the company cannot rule out the possibility that it will in the future release regulations or policies that could adversely
         affect the company   s business, financial condition and results of
operations.
Prospectus Summary, page 1

2. Please refer to prior comment 9 and revise your risk factor summary to discuss uncertainties that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Key Operating Metrics
Customer Metrics, page 28

3. We note your response to prior comment 16; however, we believe that presentation of the
         2019 net revenue retention rate is useful for understanding the trend in organic customer revenue growth prior to the acquisition of CEIBS. Please revise to disclose the net revenue retention rate for 2019.
Contribution Margin, page 29

4. We note your response to prior comment 13. Revise to remove the adjustment for fixed compensation expense as this appears to violate the guidance in Question 100.01 of the
         Non-GAAP C&DIs. In this regard, we note that compensation is a normal, recurring cash operating expense necessary to operate your business and therefore should not be excluded from a performance measure. Also, since Contribution Margin is a non-GAAP measure, these disclosures should be moved back to the Non-GAAP Measures section of your filing.
Risk Factors
Risks Related to Doing Business in China
Uncertainties with respect to the PRC legal system..., page 61
FirstName LastNamePun Leung Liu
5. Please separately highlight the risk that the Chinese government may intervene or
Comapany    NameYXT.COM
       influence              Group
                 your operations     Holding
                                 at any  time, Limited
                                               which could result in a material
change in your
       operations and/or
October 14, 2021 Page 2  the value of your  ADSs.
FirstName LastName
 Pun Leung Liu
FirstName
YXT.COMLastNamePun     Leung Liu
           Group Holding Limited
Comapany
October 14,NameYXT.COM
            2021          Group Holding Limited
October
Page 3 14, 2021 Page 3
FirstName LastName
Unaudited Condensed Consolidated Financial Statements
Note 18. Subsequent Events, page F-116

6. We note that you granted stock options and restricted shares in September 2021. We also note that ordinary shares were transferred for no consideration and share-based compensation expense was recorded. Please tell us the fair value of the underlying ordinary shares used to value each award. Please continue to update this analysis through effectiveness of the registration statement for any subsequent share-based awards granted.
General

7.       We continue to consider your response to prior comment 31.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Li He